

March 20, 2013

Via E-Mail
Mr. John Granato
Chief Financial Officer
The Andersons, Inc.
480 W. Dussel Dr.
Maumee, OH 43537

      Re: The Andersons, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 000-20557

Dear Mr. Granato:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 4. Derivatives, page 54

1.   Please explain why the fair values of commodity derivatives as of December 31, 2012 on a gross basis by contract type included in the table at top of page 56 do not agree with the amounts provided in the table at the bottom of page 55 which present the fair value of commodity derivatives by balance sheet line item. If the amounts included the table on page 55 are not presented on a gross basis, please explain why and reconcile the difference for us. As part of your response, please tell us how you presentation complies with the disclosure requirements of ASC 815-10-50-4B.

Lansing Trade Group, LLC and Subsidiaries
Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 94

2.   Reference is made to the line item "Other operating income." Please describe for us and in the notes to your financial statements the nature of the income included in other operating income. As part of your response, please also explain why you believe it is appropriate to include such amounts as part of "Income before operating expense" rather than elsewhere within your statements of comprehensive income (i.e. other income/expense).

Note 6. Inventories, page 106

3.   We note from your disclosure that inventories shown on the balance sheets at December 31, 2012 and 2011 do not include 593,754 and 1,282,810 bushels of grain, respectively, held in storage for others. We also note that the Company is liable for any deficiencies of grade or shortage of quantity that may arise in connection with such inventory held in storage for others. In this regard, please tell us the market value of the bushels of grain held in storage for others at December 31, 2012 and 2011 and why you believe it is appropriate to exclude such amounts from inventory when it appear that risk of ownership and related losses remain with the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief